C&D Technologies, Inc.

1400 Union Meeting Road

Blue Bell, Pennsylvania 19422

(215) 619-2700

November 29, 2010

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E. Washington, D.C. 20549-3561

Attn:	Mr. Gabriel Eckstein

Ms. Mary Beth Breslin

Re:	C&D Technologies, Inc. Request for Acceleration of

Effective Date of Registration Statement on Form S-4

(SEC File No. 333-170056), as amended

Dear Mr. Eckstein and Ms. Breslin:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, C&D Technologies, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, as amended (the “filing”) so that it will become effective at 5:00 p.m., Washington D.C. time, on November 30, 2010 or as soon thereafter as practicable.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Company represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Very truly yours,

C&D Technologies, Inc.

By:  /s/  Ian J. Harvie

        Name: Ian J. Harvie

        Senior Vice President and Chief Financial Officer